UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                        Genetics Institute, Inc.
                            (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                371855 10 7
                              (CUSIP Number)

                        LOUIS L. HOYNES, JR., ESQ.
                 Senior Vice President and General Counsel
                    American Home Products Corporation
                   5 Giralda Farms, Madison, N.J.  07940
                              (201) 660-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                             December 17, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act of 1934 but shall be subject to all other provisions of the (however, see the Notes).

CUSIP No. 371855 10 7

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AHP Biotech Holdings, Inc.
     Tax I.D. 13-3641807

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     29,672,206.23

8.   SHARED VOTING POWER

     29,672,206.23

9.   SOLE DISPOSITIVE POWER

     29,672,206.23

10.  SHARED DISPOSITIVE POWER

     29,672,206.23

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,672,206.23

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

     The statement on Schedule 13D dated January 24, 1992, for the event which occurred on January 16, 1992, which was amended by Amendment No. 1, dated June 8, 1993, Amendment No. 2, dated July 29, 1993, Amendment No. 3, dated February 14, 1994, Amendment No. 4, dated April 9, 1996, and Amendment No. 5, dated June 5, 1996, is hereby further amended (as amended, the "Schedule 13D") in connection with the purchase by the Reporting Person (as defined herein), in accordance with the provisions of the Depositary Agreement (as defined herein), of Depositary Shares (as defined herein) pursuant to the Call Option (as defined herein).

Item 3.   Source and Amount of Funds or Other Consideration

     The information furnished in response to Item 3 of the Schedule 13D is hereby amended to add the following at the beginning thereof:
          "The Reporting Person has exercised the Call Option (as defined below) to acquire all of the Depositary Shares not owned by the Reporting Person. The Reporting Person anticipates that the consideration for the acquisition of such Depositary Shares will be approximately $1.3 billion, which will be financed through the sale of short-term privately placed notes to institutional investors."
Item 4.   Purpose of Transaction.
     The information furnished in response to Item 4 of the Schedule 13D is hereby amended to delete the third paragraph and add the following at the beginning thereof:
          "The Reporting Person has exercised the Call Option (as defined below) to acquire all of the Depositary Shares of the Company (the 'Depositary Shares') not owned by the Reporting Person. By notice, dated December 17, 1996, the Reporting Person advised the Depositary (as defined below) that (i) the Reporting Person would purchase all of the Depositary Shares not owned by the Reporting Person; and (ii) the closing for the purchase of such Depositary Shares would be held on December 31, 1996 at the Reporting Person's offices in Madison, New Jersey.
          The Reporting Person has exercised the Call Option in order to acquire the entire equity interest in the Company. Following the exercise of the Call Option, the Company will be a wholly-owned subsidiary of the Reporting Person, which intends to make changes in the Board of Directors of the Company.
          Upon consummation of the purchase of the Depositary Shares not owned by the Reporting Person pursuant to the exercise of the Call Option, (i) the Governance Agreement (as defined below) will terminate; and (ii) the Depositary Shares will cease to be listed on the National Market System of NASDAQ, public trading of the Depositary Shares will cease and registration of the Depositary Shares under the Act will be terminated.
          Except as set forth below and as otherwise described in this
     Schedule 13D, including the exhibits hereto, AHP, the Reporting Person and the Company do not have any present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries or a sale or other transfer of a material amount of assets of the Company or any other material change in the Company's corporate structure or business or the composition of its Board of Directors or management."
Item 5.   Interest in Securities of the Issuer.
     The information furnished in response to Items 5(a) and 5(c) of the
Schedule 13D are hereby amended and restated to read as follows:
          "(a) Following the exercise of the Call Option as described in
     Item 5(c), below, the Reporting Person is the beneficial owner of 29,672,206.23 Shares, consisting of (i) 5,867,111.2 Merger Shares; (ii) 9,466,709 Additional Shares; (iii) 12,835,315.80 Shares underlying 947,000 held by the Reporting Person and 11,888,315.80 Shares subject to the Call Option; (iv) 649,608.57 Shares purchased in July 1993 upon conversion of the Preferred Stock; (v) 2,448.57 Shares purchased other than in July 1993 upon conversion of the Preferred Stock; (vi) 14,863.89 Shares purchased pursuant to the Standby Agreement; and (vii) an aggregate of 836,149.2 Shares purchased pursuant to the Merger Agreement upon the exercise of warrants to purchase Shares. Based on
     29,672,206.23 Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, the Shares beneficially owned by the Reporting Person constitute approximately 100% of the outstanding Shares.
          Except as set forth herein, neither the Reporting Person nor, to its best knowledge, any Control Persons, or any of the persons named on Schedule A attached hereto, beneficially owns any Shares.
          (c) On July 19, 1993 and July 23, 1993, the Reporting Person purchased 646,545.65 and 7,062.85 Shares, respectively, pursuant to its obligations under the Merger Agreement upon the conversion of 1,136,815 shares of Preferred Stock. Between July 15, 1993 and July 23, 1993 inclusive the Reporting Person purchased an aggregate of 14,863.89
     Shares pursuant to its obligations under the Standby Agreement upon the redemption of 8,490 shares of Preferred Stock. Between March 6, 1996 and June 4, 1996 inclusive upon exercise of outstanding warrants of the Company, the Reporting Person purchased an aggregate of 836,149.2 Shares from the Company pursuant to its obligations under the Merger Agreement. Upon December 17, the Reporting Person exercised the Call Option to acquire all of the Depositary Shares not owned by the Reporting Person.
Item 7.   Material to be Filed as Exhibits.
     Item 7 is amended to delete Schedule A and add the following at the end thereof:
          "Exhibit V. Notice of Exercise, dated December 17, 1996, from the Reporting Person to the Depositary, incorporated by reference to Exhibit V of Item 7 of Amendment No. 8 of Schedule 13D of the Depositary Shares of Genetics Institute, Inc., filed with the Securities and Exchange Commission on December 18, 1996.
          Exhibit VI. Press Release of AHP, dated December 17, 1996, incorporated by reference to Exhibit VI of Item 7 of Amendment No. 8 of
     Schedule 13D of the Depositary Shares of Genetics Institute, Inc., filed with the Securities and Exchange Commission on December 18, 1996.
          Schedule A. Executive Officers and Directors of AHP Biotech Holdings, Inc., American Home Products Corporation, AHP Subsidiary (10) Corporation and AHP Subsidiary (11) Corporation, incorporated by reference to Schedule A of Item 7 of Amendment No. 8 of Schedule 13D of the Depositary Shares of Genetics Institute, Inc., filed with the Securities and Exchange Commission on December 18, 1996."
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated:    December 18, 1996

                    AHP BIOTECH HOLDINGS, INC.



                    By:       /s/ Thomas M. Nee
                              Thomas M. Nee
                              Vice President